SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Sequa Corporation

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

81732 010

(CUSIP Number)

Norman E. Alexander

c/o Sequa Corporation

200 Park Avenue

New York, New York 10166

                                                         Telephone: (212) 986-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or 240.13d‑1(g), check the following box  [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81732 010

NAMES OF REPORTING PERSONS: Norman E. Alexander

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                    (a) [X] (b) [ ]

SEC USE ONLY

SOURCE OF FUNDS (See Instructions):

            00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

NUMBER OF SHARES	7)

SOLE VOTING POWER

		3,907,702
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 121,388 SOLE DISPOSITIVE POWER 3,907,702
PERSON WITH	10)	SHARED DISPOSITIVE POWER 121,388

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON:         4,029,090

CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES (See Instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

38.4

TYPE OF REPORTING PERSON:  IN

The Schedule 13D Statement previously filed with the Securities and Exchange Commission by Norman E. Alexander and the following corporations which are directly or indirectly wholly-owned by Mr. Alexander (except for Forfed Corporation which is controlled by Mr. Alexander): Fifty Broad Street, Inc. (“Fifty Broad”), a New York corporation; Forfed Corporation (“Forfed”), a Delaware corporation; 42 New Street, Inc. (“42 New”), a New York corporation; Courtney Corporation (formerly known as “Galleon Syndicate Corporation”) (“Courtney”), a Delaware corporation; and Youandi Corporation (“Youandi”), a New York corporation (the “Corporations”) with respect to Sequa Corporation Class A Common Stock (the “Class A Shares”) is amended by the following information.

Item 5.      Interest in Securities of the Issuer.

Mr. Alexander, individually and through the Corporations, the Norman E. Alexander Family Foundation (the “Foundation”), and the Sequa 401(k) Plan, beneficially owns an aggregate of 1,831,390 Class A Shares which is approximately 23.0% of the outstanding Class A Shares (23,334 of such Class A Shares are issuable pursuant to presently exercisable options).  If all of the Sequa Corporation Class B Common Stock (“Class B Shares”) beneficially owned by Mr. Alexander (including the Class B Shares beneficially owned through a grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005” (the “July 2005 Trust”) and a second grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005” (the “Second July 2005 Trust”)) were converted to Class A Shares, then Mr. Alexander would own 3,842,549 Class A Shares which would be 38.4% of the Class A Shares then outstanding.

Each of the above Corporations and the Foundation has the sole right to vote and dispose of all of its Class A Shares, but Mr. Alexander, by virtue of his ownership and positions with the Corporations and the Foundation, has the power to vote and dispose of all of the Class A Shares owned by the Corporations and the Foundation.  Each of the July 2005 Trust and the Second July 2005 Trust has the shared right to vote and dispose of all of the Class A Shares acquired upon conversion of the Class B Shares owned by such Trusts, but Mr. Alexander retains the right to dispose of the Class A Shares acquired upon such conversion of the Class B Shares in accordance with the terms of the July 2005 Trust and the Second July 2005 Trust, respectively.

On October 13, 2006 (i) the July 2005 Trust distributed 42,258 Class B Shares to Mr. Alexander pursuant to the indenture establishing the July 2005 Trust and (ii) the Second July 2005 Trust distributed 19,548 Class B Shares to Mr. Alexander pursuant to the indenture establishing the Second July 2005 Trust.  Each of such Class B Shares is convertible into Class A Shares on a one-for-one basis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2006

FIFTY BROAD STREET, INC.

FORFED CORPORATION

42 NEW STREET, INC.

YOUANDI CORPORATION

COURTNEY CORPORATION

/s/ Norman E. Alexander

------------------------------------

Norman E. Alexander

Individually and on behalf of

the above named Corporations

As President or Chairman